 CUSIP No. 04622L202
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 2 TO
SCHEDULE 13G
ON
SCHEDULE 13D

Assured Pharmacy, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

04622L202

 (CUSIP Number)

Jack E. Brooks
1029 East Drive
Beaumont, Texas 77706
Telephone: (409) 896-5552

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 17, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

CUSIP No. 04622L202

1		NAME OF REPORTING PERSONS Pinewood Trading Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,519,096
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,519,096
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,519,096 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.5%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Represents 667,200 shares of Common Stock issuable upon conversion of series B preferred stock, 3,600,000 shares of Common Stock issuable upon conversion of series D preferred stock, 849,870 shares of Common Stock issuable upon conversion of Common Stock warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series A Common Stock Warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series B Common Stock Warrants, 56,000 shares of Common Stock issuable upon conversion of 16% convertible debentures and 1,346,026 shares of Common Stock.

(2)
The percent of ownership is calculated using the number of outstanding shares of Common Stock reported in the issuer’s Quarterly Report on Form 10-Q filed March 31, 2014, and assuming the conversion of the preferred stock, the warrants and the 16% convertible debentures owned by the reporting person.

CUSIP No. 04622L202

1		NAME OF REPORTING PERSONS Sagewood, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,519,096
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,519,096
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,519,096 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.5%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Represents 667,200 shares of Common Stock issuable upon conversion of series B preferred stock, 3,600,000 shares of Common Stock issuable upon conversion of series D preferred stock, 849,870 shares of Common Stock issuable upon conversion of Common Stock warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series A Common Stock Warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series B Common Stock Warrants, 56,000 shares of Common Stock issuable upon conversion of 16% convertible debentures and 1,346,026 shares of Common Stock.

(2)
The percent of ownership is calculated using the number of outstanding shares of Common Stock reported in the issuer’s Quarterly Report on Form 10-Q filed March 31, 2014, and assuming the conversion of the preferred stock, the warrants and the 16% convertible debentures owned by the reporting person.

CUSIP No. 04622L202

1		NAME OF REPORTING PERSONS Jack E. Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,987
	8	SHARED VOTING POWER 10,519,096
	9	SOLE DISPOSITIVE POWER 73,987
	10	SHARED DISPOSITIVE POWER 10,519,096
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,593,083 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.9%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Represents 667,200 shares of Common Stock issuable upon conversion of series B preferred stock, 3,600,000 shares of Common Stock issuable upon conversion of series D preferred stock, 849,870 shares of Common Stock issuable upon conversion of Common Stock warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series A Common Stock Warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series B Common Stock Warrants, 56,000 shares of Common Stock issuable upon conversion of 16% convertible debentures and 1,420,013 shares of Common Stock.

(2)
The percent of ownership is calculated using the number of outstanding shares of Common Stock reported in the issuer’s Quarterly Report on Form 10-Q filed March 31, 2014, and assuming the conversion of the preferred stock, the warrants and the 16% convertible debentures owned by the reporting person.

CUSIP No. 04622L202

Item 1.                     Security and Issuer.

This statement relates to shares of the Common Stock of Assured Pharmacy, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2595 Dallas Parkway, Suite 206, Frisco, Texas 75034.

Item 2.                      Identity and Background.

This Amended Schedule 13G on Schedule 13D is being filed jointly by the parties identified below.

●	Pinewood Trading Fund, LP (“Pinewood”) a Texas limited partnership, whose general partner is Sagewood, LLC.

●	Sagewood, LLC (“Sagewood”), a Texas limited liability company, whose Manager is Jack E. Brooks.

●	Jack E. Brooks (“Mr. Brooks”).

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13G filing, filed on December 17, 2012.

(a) – (c)  This statement is filed by Mr. Brooks, with respect to the shares of Common Stock beneficially owned by him, as follows:

(1)           Shares of Common Stock held in the name of Pinewood in Mr. Brooks’s capacity as Manager of Sagewood, Pinewood’s general partner.

(2)           Shares of Common Stock held by Mr. Brooks as an individual.

The principal business address of each of Pinewood, Sagewood and Mr. Brooks is 1029 East Drive, Beaumont, Texas 77706.  Pinewood is a private investment company and Sagewood is an investment advisor.

The principal employment of Mr. Brooks is (1) private investor and (2) serving as Manager of Sagewood, Pinewood’s general partner.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Brooks is a citizen of the United States of America.

CUSIP No. 04622L202

Item 3.                      Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with working capital of Pinewood and Sagewood and the personal investment capital of Mr. Brooks, through the direct purchase of Units, comprised of Common Stock and warrants, the purchase of series B preferred stock and series D preferred stock, Common Stock, warrants and 16% convertible debentures that are convertible into Common Stock.

Item 4.                      Purpose of Transaction.

The securities disclosed herein were, at the time of purchase, acquired for investment purposes in the ordinary course of business.

Except as set forth in this Item 4, the reporting persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of the instructions to Schedule 13D.

Item 5.                      Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on the number of outstanding shares of Common Stock reported in the issuer’s Quarterly Report on Form 10-Q filed March 31, 2014, and assuming the conversion of the preferred stock, the warrants and the 16% convertible debentures owned by the reporting person) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Pinewood	10,519,096	53.5%
Sagewood	10,519,096	53.5%
Mr. Brooks	10,593,083	53.9%

Pinewood’s beneficial ownership consists of 667,200 shares of Common Stock issuable upon conversion of series B preferred stock, 3,600,000 shares of Common Stock issuable upon conversion of series D preferred stock, 849,870 shares of Common Stock issuable upon conversion of Common Stock warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series A Common Stock Warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series B Common Stock Warrants, 56,000 shares of Common Stock issuable upon conversion of 16% convertible debentures and 1,346,026 shares of Common Stock..

Sagewood’s beneficial ownership consists of 667,200 shares of Common Stock issuable upon conversion of series B preferred stock, 3,600,000 shares of Common Stock issuable upon conversion of series D preferred stock, 849,870 shares of Common Stock issuable upon conversion of Common Stock warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series A Common Stock Warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series B Common Stock Warrants, 56,000 shares of Common Stock issuable upon conversion of 16% convertible debentures and 1,346,026 shares of Common Stock.

CUSIP No. 04622L202

Mr. Brooks’ beneficial ownership consists of 667,200 shares of Common Stock issuable upon conversion of series B preferred stock, 3,600,000 shares of Common Stock issuable upon conversion of series D preferred stock, 849,870 shares of Common Stock issuable upon conversion of Common Stock warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series A Common Stock Warrants, 2,000,000 shares of Common Stock issuable upon conversion of Series B Common Stock Warrants, 56,000 shares of Common Stock issuable upon conversion of 16% convertible debentures and 1,420,013 shares of Common Stock.

(b)           Because Mr. Brooks is a Manager of Sagewood, which is the general partner of Pinewood, he has the power to direct the affairs of Sagewood and Pinewood, including the voting and disposition of shares of Common Stock held in the name of Pinewood.  Therefore, Mr. Brooks is deemed to share voting and dispositive power with Sagewood and Pinewood with regard to those shares of Common Stock.

Name	Number of shares as to which such person has sole power to vote or to direct the vote	Number of shares as to which such person has shared power to vote or to direct the vote	Number of shares as to which such person has sole power to dispose or direct the disposition of	Number of shares as to which such person has shared power to dispose or direct the disposition of
Pinewood	0	10,519,096	0	10,519,096
Sagewood	0	10,519,096	0	10,519,096
Mr. Brooks	73,987	10,519,096	73,987	10,593,083

(c)           The following purchases have occurred since the filing of the last amendment:

Name	Date of Transaction	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Pinewood	11/19/2013	1,000 shares of series D preferred stock, with accompanying Common Stock Warrants.	Aggregate of $1,000,000.	The Securities were purchased in a private transaction.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Other than the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13G filing on December 17, 2012, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 04622L202

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement*
______________ * Previously filed.

SIGNATURE

After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Date:  August 15, 2014

PINEWOOD TRADING FUND, LP By Sagewood, LLC, General Partner By: /s/ Jack E. Brooks Jack E. Brooks, Manager
SAGEWOOD, LLC By: /s/ Jack E. Brooks Jack E. Brooks, Manager
/s/ Jack E. Brooks Jack E. Brooks